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                                                                 Exhibit 3.5


             RESOLUTION AMENDING THE LACLEDE GROUP, INC. BYLAWS

         NOW THEREFORE, BE IT RESOLVED, that a new sentence be added to the end of Section 4 of Article IV of this Company's bylaws to read as follows:
         Notwithstanding the foregoing, Mr. Robert P. Stupp shall be eligible for election in January 2002 to a single three-year term expiring at the Company's annual meeting of shareholders in January 2005.